UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Mottard, Jacques F.
   6, rue Claude Chappe
   69771St-Didier au Mont d'Or
   cedex,
   France
2. Issuer Name and Ticker or Trading Symbol
   Metamor Worldwide, Inc.
   MMWW
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   June 15, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President - European Operations
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |06/02/|S   | |4,500             |D  |$24.91     |                   |      |                           |
                           |00    |    | |                  |   |           |                   |      |                           |
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Common Stock               |06/02/|S   | |200               |D  |$25.25     |                   |      |                           |
                           |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |06/05/|S   | |40,000            |D  |$25.63     |                   |      |                           |
                           |00    |    | |                  |   |           |                   |      |                           |
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Common Stock               |06/05/|S   | |4,800             |D  |$25.25     |                   |      |                           |
                           |00    |    | |                  |   |           |                   |      |                           |
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Common Stock               |06/15/|D   |V|174,990           |D  |(1)        |-0-                |D     |                           |
                           |00    |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$14.00  |04/19|D   |V|25,000     |D  |(2)  |04/19|Common Stock|25,000 |(2)    |-0-         |D  |            |
(right to buy)        |        |/99  |    | |           |   |     |/09  |            |       |       |            |   |            |
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Employee Stock Option |$18.125 |03/13|D   |V|25,000     |D  |(3)  |03/13|Common Stock|25,000 |(3)    |-0-         |D  |            |
(right to buy)        |        |/00  |    | |           |   |     |/10  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Disposed of pursuant to merger agreement between issuer and PSINet Incorporated in exchange for 157,491 shares of PSINet common stock having a market value of $30.13 per share on the effective date of the merger.
(2) This option which provided for vesting in five equal annual installments beginning April 19, 2000, was assumed by PSINet in the merger and replaced with an option to purchase 22,500 shares of PSINet common stock for $15.556 per share. Vesting is monthly in the amount of 1/60 per month through the first four years of the option period. At the end of the fourth year, the remaining 12/60 will automatically accelerate and fully vest.
(3) This option which provided for vesting in three equal annual installments beginning March 13, 2001, was assumed by PSINet in the merger and replaced with an option to purchase 22,500 shares of PSINet common stock for $20.139 per share. Vesting is monthly in the amount of 1/36 per month.
SIGNATURE OF REPORTING PERSON
Jacques F. Mottard
DATE
July 10, 2000